KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

February 23, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:

Re:	Kwest Investment International Ltd. ("the Company")
Amendment No. 1 to Registration Statement on Form S-1
Filed December 13, 2011
File No. 333-176350

We are the solicitors for the Company. We refer to your letter of January 5, 2012 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The financial statements in the amended S-1 filed concurrently with this response have been updated to October 31, 2011.

2.	We note your response to prior comment 1 and reissue the comment in part. Please include Risk Factor disclosure to emphasize the following:

	a.	The company's books and records are not maintained under US GAAP;

	b.	You do not internally retain individuals that prepare your financial statements, and instead utilize an external contract-based individual with limited knowledge of US GAAP; and

	c.	Your board of directors does not have relevant US GAAP experience.

Response: We have added the following risk factor to the S-1 amendment filed concurrently with this response:

Because we do not maintain our books under US GAAP, our board of directors does not have US GAAP experience and the accountants who prepare our financial statements have only limited US GAAP knowledge, there is a higher risk that our financial statements will not accurately describe our financial condition.

Our financial records are not maintained under US GAAP. We do not internally retain individuals that prepare our financial statements, and instead utilize an external contract-based individual with limited knowledge of US GAAP. Additionally, our board of directors does not have relevant US GAAP experience. These factors contribute to a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by our company’s internal control over financial reporting, therefore leading to errors or omissions in our financial information.

Our Business, page 5

3.

We note your response to comment 2 of our comment letter dated November 22, 2011 and the revised disclosure. Please revise to balance your disclosure of revenues from affiliated parties on pages 5 and 9 and provide your net loss of $(83,325) for the period. In addition, please revise to identify each related party, explain how each related company has “shared management” or “management in common” and quantify the significant amounts owed to related parties as well as all expenses paid to related parties

Response: We have updated our disclosure in the Business Summary and risk factor to provide information on our net loss as well as increased information on the nature of the shared management. We provided disclosure on amounts owed and paid to related parties in the business disclosure, but did not include them in the risk factor as we felt it would complicate the material risk factor information.

Financial Summary Information, page 7

4.

We note your response to prior comment 3 and reissue the comment. The amount of Net income (loss) continues to not agree to the same line item per your interim consolidated statements of operations, as it would appear that such amount is your current income tax expense. Please ensure that all amounts within your prospectus agree to the financial statements provided.

Response: We have amended and reviewed the disclosure throughout our prospectus to ensure that it agrees with our financial statements.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

5.

We note your response to prior comment 4 and reissue the comment. Based on your continuing involvement regarding land sales to a related party, please tell us how your applied the derecognition criteria within FASB ASC 360-20-40 to include Recognized gain on property sale to related party as Revenue.

Response: FASB ASC 360-20-40-3 states that that “Profit shall be recognized in full when real estate is sold, provided that both of the following conditions are met:

a.	The profit is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and
b.	The earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit.

Unless both conditions exist, recognition of all or part of the profit shall be postponed.

There are two important aspects to the Company’s accounting policy whereby it recognizes a gain on property to related party as revenue. Once these are recognized, it will be apparent that the Company follows the guidelines under FASB ASC 360-20-40. Those aspects are:

1.	The gain on sale to the related party was $923,906. None of that gain was recognized upon the initial sale. All of the profit was postponed. This follows the guidelines noted above in FASB-20-40-3.

2.

The profit is recognized as the land is sold by the related party to an unrelated third party and the sales proceeds are collected from the unrelated third party. At that time the profit is determinable and neither the Company, nor its related party, has any further obligation to perform any additional activities. This also follows the guidelines noted above in FASB- 20-40-3.

Consolidated Statements of Cash Flows, page F-5

6.

We note your response to prior comment 5 and reissue the comment. Your cash flows for the fiscal year ended April 30, 2011 continues to utilize Net income (loss) after factoring the Dividend attributable to noncontrolling interest and thus does not appear to comply with ASC 230-10-45-28. Please advise.

Response: For specific authority on this question, we refer you once again to CCH’s Accounting Research Manager. Topic 230, “Statement of Cash Flows,” subtopic #10 “Dividends Paid to Noncontrolling Interests” deals specifically with this question and is the foremost accounting resource that does so. The response from that source is as follows:

“The question for the statement of cash flows is whether dividends paid to noncontrolling interest shall be classified as operating or financing cash flows.

Topic 810 Consolidation, paragraph 810-10-45-16 requires noncontrolling interests to be classified as equity, separately labelled from the controlling interest holder. Dividend to noncontrolling interests are the payout of amounts previously deducted from consolidated net income and carried as a credit on the consolidated balance sheet. Therefore, like interest paid on other sources of financing, dividends paid to minority owners seem more appropriately classified as operating cash flows. However, we understand that practice is diverse and some classify such dividends as a financing cash flows. Until such time as FASB addresses this issue, either approach, with disclosure, would seem supportable.

Note 4 – Related Party Transactions and Balances, page F-10

7.	We note your response to prior comment 6. Please address the following:

a.

Please tell us the business purposes of Kimura Lake Estate Inc. and 829436 BC Ltd. as the original property owner. Within your response, please highlight how shareholders anticipate your company’s operations to be different given that you consider these companies to be entities under common control, the senior management of the companies are similar, and that all such related entities are engaged in the purchase and/or sale of the same tract of property in Alberta, Canada.

b.

Please provide to us details of the majority owner’s ownership percentages in both KWest Investment International, Inc. and 0829436 BC Ltd. supporting that both entities are considered under common control.

Response: You rightfully note that 0829436 was the original property owner. However, although that company is related to KWest and Kimura, the shareholdings are not the same. Accordingly, the division of profits is determined by contract, and this division attributes income via the percentage of ownership. Secondly, although all three companies engage in real estate activities, they don’t engage in the same activities. 0829436 finds land and buys it from unrelated third parties. This is the expertise it provides and is the extent that it resources can add value to the project. KWest is the land management company, who pays all expenses such as the property taxes and prepares and applies for all necessary permits for future development. Kimura Lake is the project company which owns the land and syndicates to individual land investors.

Future projects will have separate project companies.

There is one director of KWest who owns 50% of 0829436 BC Ltd. This is the reason we consider them to be under common control – which is one of significant management – and not ownership. Collectively, the two owners of 0829436 only own 1/3rd of both KWest and Kimura Lake.

Note 5 – Capital Stock, page F-11

8.	We note your response to prior comment 7. Please clarify the disclosure in your document to highlight what the ownership of preferred stock grants such holders.

Response: We have noted that the ownership grants an 8% cumulative dividend, but beyond that, there are no further income rights. The shares are also noted as being non-voting.

Certain Relationships and Related Transactions, page 46

9.

We note your response to comment 9 of our comment letter dated November 22, 2011. Please revise your risk factor section to include appropriate disclosure explaining that because your transactions are with related parties they are not arm’s length transactions and the prices may not reflect the actual fair market value of the property or properties.

Response: We have revised our risk factors in line with the above comment to read as follows:

We have only generated revenue from related parties. If we are unable to generate revenue from non related parties, we will not be able to achieve long term profitability.

We generate revenue through management fees derived from managing syndicated land as well as the sale of subdivided land parcels. During the year ended April 30, 2011, we generated $204,084 in total revenue and a net loss of $83.325. We derived all revenues to date from related parties and owe significant amounts to related parties. We bought the Sturgeon County Property from a company which has management in common with our company. We consequently sold the Sturgeon County Property to another company with shared management. We have not generated any other revenue and no revenue from non related parties. Because our transactions are with related parties, they are not arm’s length transactions and the prices may not reflect the actual fair market value of the property or properties. If we are unable to generate revenue from non related parties, or we are not paying or receiving fair market value for our properties, we will not be able to achieve long term profitability.

KWest (Alberta), our subsidiary, charges Kimura Lake Estate Inc. a monthly management fee for managing the Sturgeon County property. The commission expenses are charged to Kimura Lake Estate Inc. and payable to KWest (Alberta)’s sales persons who sold the units of undivided interest to investors. KWest (Alberta) pays consultant fees to Stolfin Wong for managing the office and to Tony Wong, a director of KWest (Alberta) for looking after the sales and marketing department. Our management, Stolfin Wong and Eric Lo are also directors and officers of Kimura Lake Estate Inc., as well as 0829436 BC Ltd., from which we initially acquired the Sturgeon Lake Property.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per:	/s/ Stolfin Wong

Stolfin Wong,
President, CEO